Exhibit 1.3

Dear Shareholders,

2013 was a transformative year for ChipMOS in every sense. We have been working extremely hard to diversify our customer mix, to further strengthen our balance sheet and to ultimately build shareholder value. These are complex, longer-term efforts – all important to the further enhancing the Company’s market position and to ensuring sustained success.

I am excited and proud to report to you today that our hard work paid off for both ChipMOS and our shareholders. Our 2013 financial results were impressive and serve to validate our business strategy. Importantly, we delivered a share price gain over 100 percent for the year! We certainly do not measure our success by the stock price alone but it was a nice achievement given our team’s tireless efforts and given the patience and support of the Company’s shareholders.

As one example, we took another major step forward by listing our majority owned Taiwan subsidiary, ChipMOS Taiwan, on the Taiwan Stock Exchange (“TWSE”). This is an excellent strategic opportunity to better realize the inherent value of our Company based on valuations of similar companies in our sector. On April 11, 2014, shares of ChipMOS Taiwan commenced trading on the TWSE under stock code “8150”. This was significant as it allowed us to begin actively building our local brand and developing relationships with investors and key financial analysts in the attractive local Taiwan market. As part of the TWSE listing process, we reduced the Company’s ownership of ChipMOS Taiwan to 62.1% in Q4 2013 from 83.5% in early Q3 2013. The planned ownership reduction was part of our efforts to enable ChipMOS Taiwan to meet eligibility requirements for listing its shares on the TWSE. As we gain even broader awareness of ChipMOS and the exciting opportunities ahead of us, we expect the Company and our shareholders to see further benefits.

In terms of specific results, net revenue for the full year 2013 was US$649.1 million, with a gross margin increased to 17.8%, and net income of US$44.8 million or US$1.48 per diluted share.

Our business strength was directly seen in our fortified balance sheet. We ended 2013 with a cash and cash equivalents balance of US$448.3 million, having generated over US$208.6 million in cash from operations during 2013 and having ended the year with a positive net cash balance of US$195.1 million. This improved financial health allows us to support initiatives designed to drive increased value for our shareholders, including our dividend and repurchase programs, and the above mentioned listing of our majority owned Taiwan subsidiary on the TWSE. Our financial strength also gives us a major advantage as we pursue growth opportunities and work to support existing customer capacity needs and roadmaps.

We continue to execute on higher margin opportunities, including our leading position in the LCD driver assembly and test market. In 2013, revenue from these higher margin opportunities, like testing and assembly services provided to semiconductor customers in the LCD driver segment, was up 9.8% and was up 27.1% in the bumping segment, as compared to 2012, respectively. The fundamentals of the LCD market remain strong with appropriate capacity, stabile pricing, healthy unit demand and multiple catalysts for growth.

We also benefited from the growth in our niche DRAM and flash businesses. The movement from PCs into higher growth segments, led by tablets and smartphones, became the main market demand on our product services. For ChipMOS, these positive trends reinforce our business strategy and CapEx roadmap. We are positioned to benefit from both improved pricing and potential increased volumes for commodity DRAM, NAND/NOR flash and mobile DRAM at the memory customers we work with. Capacity rationalization across the industry has led to price stabilization and further improved the market’s health.

As a result of higher demand levels, we adjusted our CapEx roadmap in the second half of 2013. Qualified demand rose to the level that we needed to add capacity 6 months earlier than planned, from 2014 into 2013, in support of growth opportunities in our higher margin LCD driver business. One of these opportunities, 4K/2K TVs (also known as “UHD TVs”), requires significantly more driver ICs, and therefore, capacity. Importantly, based on our current operating budget, CapEx for the full year 2014 is currently expected to be less than US$80 million compared to US$121.5 million for 2013.

Overall, we are excited about the progress we achieved in 2013. We continued to execute on higher margin opportunities, including our leading position in the LCD driver assembly and test market. We also expect to benefit from increased outsourcing at both existing and new customers we are targeting. We continue to grow by increasing share with the leading DRAM companies, while maintaining a disciplined CapEx approach. We accomplished a great amount in 2013 and are optimistic about 2014, as we continue to strive for improvements in business fundamentals and capacity enhancements needed to secure our long-term success.

We are optimistic about the future for ChipMOS given the Company’s solid business prospects. We expect to see continued momentum in 2014 and started the year off with sequential revenue growth in the first quarter 2014 compared to the fourth quarter 2013, even though Q1 is normally seasonally lower. We fully expect to build on this momentum as we leverage the Company’s excellent financial position to capture new business opportunities, while we remain committed to carefully managing our balance sheet moving forward. We also plan to evaluate and pursue potential additional opportunities, where they may exist, to further streamline our corporate structure to the benefit of our Company and all shareholders. We look forward to continuing to share our progress and success with you as we move through 2014.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely,

/S/ Shih-Jye Cheng
Mr. Shih-Jye Cheng
Chairman and Chief Executive Officer

Cautionary Statement: Certain statements contained in this letter may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Investors are cautioned that the forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from current expectations. We urge investors to review in detail the risks and uncertainties in our Securities and Exchange Commission filings, including, but not limited to, the Annual Report on Form 20-F for the year ended December 31, 2013.

ChipMOS Celebrates TWSE Listing.

(From left) Frank Lin, President, Yuanta Securities, S.J. Cheng, Chairman & CEO, ChipMOS TECHNOLOGIES INC., Michael Lin, President, Taiwan Stock Exchange, S.K. Chen, CFO, ChipMOS TECHNOLOGIES INC., Andrea Kuo, Managing Partner, Moore Stephens Taiwan, Lih-Chung Chien, Senior Executive Vice President, Taiwan Stock Exchange